Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports Third Quarter 2020 Results and
Guides Fourth Quarter Significant Revenue Increase

MIGDAL HAEMEK, ISRAEL – November 12, 2020 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reported today its results for the third quarter ended September 30, 2020.

Third Quarter Results Overview

Revenues for the third quarter of 2020 were $310 million, as compared to $310 million in the prior quarter and $312 million in the third quarter of 2019.

Gross profit and operating profit for the third quarter of 2020 were $53 million and $19 million as compared to $58 million and $22 million in the prior quarter and as compared to $58 million and $23 million in the third quarter of 2019.

Net profit for the third quarter of 2020 was $15 million, or $0.14 basic and diluted earnings per share, as compared to net profit of $19 million, or $0.18 basic and diluted earnings per share in the prior quarter, and $22 million or $0.21 basic and diluted earnings per share in the third quarter of 2019.

EBITDA for the third quarter of 2020 was $79 million, as compared to $82 million in the prior quarter and to $75 million in the third quarter of 2019.

As announced in the beginning of September, the Company’s IT safeguards identified a security incident on some of its systems. The Company took immediate actions to prevent damage, shutting down all of its Israeli and US IT systems, hence halting those facilities. In less than a week, all factories were returned to operational capability. Due to the effective procedures, there was no damage to the functional quality of the work in progress, with Company and customer data protected. Activities further securing the Company’s IT environment were put in place.

The impact of this event on Company’s operations was between 8-12 days of missed new wafer starts and, as the incident occurred during the last month of the quarter, during a demand ramp, it lost multiple weeks of full fab activity levels.

Cash flow generated from operations in the third quarter of 2020 was $69 million with investment in fixed assets, net of $67 million that included payments related to the 300mm facility capacity expansion program. In addition, in the third quarter of 2020, the company repaid $26 million of its debt.

Shareholders' equity as of September 30, 2020 was a record of $1.41 billion, as compared to $1.35 billion as of December 31, 2019, and current ratio as of September 30, 2020 was 4.1X as compared to 4.3X as of December 31, 2019.

Business Outlook
Tower Semiconductor expects revenues for the fourth quarter of 2020 to be $340 million, with an upward or downward range of 5%, demonstrating 10% quarter over quarter growth and 11% year over year growth.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, commented: “Our fourth quarter of 2020 revenue growth guidance, 17% quarter over quarter and 14% year over year organic, driven by continued and increased strength in our RF and Power IC served markets, sets a good bridge to the new year. We look forward to 2021, with RF and Power IC continuing the present trend and increases in both industrial sensors and power discrete served markets, as evidenced by customer demand forecasts, and backed by market research reports. This strength should couple well with our increased 300mm and 200mm capability and capacity expansions.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Thursday, November 12, 2020, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the company’s financial results for the third quarter of 2020 and its outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-642-5032 (U.S. Toll-Free), 03-918-0644 (Israel), +972-3-918-0644 (International).  For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or both of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers, and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other income (expense), net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $69 million, $67 million and $73 million for the three months periods ended September 30, 2020, June 30, 2020 and September 30, 2019, respectively) less cash used  for investments in property and equipment, net (in the amounts of $67 million, $63 million and $43 million for the three months periods ended September 30, 2020, June 30, 2020 and September 30, 2019, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of September 30, 2020 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities, including TPSCo and the San Antonio facility, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities and/or for strategic opportunities and the possible unavailability of such financing and/ or the availability of such financing in unfavorable terms , (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease; (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, (xxxvi) potential effect on TPSCo and the Company due to the sale of PSCS (a company holding 49% of TPSCo) by Panasonic to Nuvoton, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business, operational continuity, supply chain, revenue and profitability; (xxxviii) potential security, cyber and privacy breaches, including the recently announced security incident, and (xxxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	September 30,	June 30,	December 31,
	2020	2020	2019

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$207,704	$258,793	$355,561
Short-term deposits	313,029	269,263	215,609
Marketable securities	183,946	195,886	176,070
Trade accounts receivable	118,111	128,401	126,966
Inventories	204,933	210,129	192,256
Other current assets	30,379	28,158	22,019
Total current assets	1,058,102	1,090,630	1,088,481

LONG-TERM INVESTMENTS	41,303	41,219	40,085

PROPERTY AND EQUIPMENT, NET	780,596	765,895	681,939

GOODWILL AND INTANGIBLE ASSETS, NET	15,806	16,298	17,281

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	88,878	91,834	105,047

TOTAL ASSETS	$1,984,685	$2,005,876	$1,932,833

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$86,717	$79,668	$65,932
Trade accounts payable	104,354	154,517	119,199
Deferred revenue and customers' advances	9,660	8,455	10,322
Other current liabilities	58,098	68,192	57,603
Total current liabilities	258,829	310,832	253,056

LONG-TERM DEBT	229,266	219,764	245,821

LONG-TERM CUSTOMERS' ADVANCES	25,780	27,570	28,196

LONG-TERM EMPLOYEE RELATED LIABILITIES	16,717	14,970	13,285

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	40,536	40,596	45,752

TOTAL LIABILITIES	571,128	613,732	586,110

TOTAL SHAREHOLDERS' EQUITY	1,413,557	1,392,144	1,346,723

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,984,685	$2,005,876	$1,932,833

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2020	2020	2019

REVENUES	$310,212	$310,090	$312,122

COST OF REVENUES	256,751	252,385	253,841

GROSS PROFIT	53,461	57,705	58,281

OPERATING COSTS AND EXPENSES:

Research and development	19,569	19,424	18,722
Marketing, general and administrative	14,803	16,154	16,840

	34,372	35,578	35,562

OPERATING PROFIT	19,089	22,127	22,719

FINANCING AND OTHER INCOME (EXPENSE), NET	(565)	1,831	(426)

PROFIT BEFORE INCOME TAX	18,524	23,958	22,293

INCOME TAX BENEFIT (EXPENSE), NET	(2,798)	(2,484)	61

NET PROFIT	15,726	21,474	22,354

Net income attributable to non-controlling interest	(528)	(2,422)	(166)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$15,198	$19,052	$22,188

BASIC EARNINGS PER SHARE	$0.14	$0.18	$0.21

Weighted average number of shares	107,475	106,956	106,644

DILUTED EARNINGS PER SHARE	$0.14	$0.18	$0.21

Weighted average number of shares	108,500	108,277	107,601

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$15,198	$19,052	$22,188
Stock based compensation	3,460	3,795	3,775
Amortization of acquired intangible assets	490	493	492
ADJUSTED NET PROFIT	$19,148	$23,340	$26,455

ADJUSTED BASIC AND DILUTED EARNINGS PER SHARE	$0.18	$0.22	$0.25

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	N i n e m o n t h s e n d e d
	September 30,
	2020	2019

REVENUES	$920,473	$928,293

COST OF REVENUES	756,764	753,454

GROSS PROFIT	163,709	174,839

OPERATING COSTS AND EXPENSES:

Research and development	58,407	56,702
Marketing, general and administrative	47,648	50,319

	106,055	107,021

OPERATING PROFIT	57,654	67,818

FINANCING AND OTHER INCOME (EXPENSE), NET	(847)	1,247

PROFIT BEFORE INCOME TAX	56,807	69,065

INCOME TAX EXPENSE, NET	(3,576)	(588)

NET PROFIT	53,231	68,477

Net loss (income) attributable to non-controlling interest	(1,961)	864
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$51,270	$69,341

BASIC EARNINGS PER SHARE	$0.48	$0.65

Weighted average number of shares	107,083	106,103

DILUTED EARNINGS PER SHARE	$0.47	$0.65

Weighted average number of shares	108,311	107,252

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$51,270	$69,341
Stock based compensation	11,798	11,482
Amortization of acquired intangible assets	1,293	2,627
ADJUSTED NET PROFIT	$64,361	$83,450

ADJUSTED EARNINGS PER SHARE:
Basic	$0.60	$0.79
Diluted	$0.59	$0.78

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2020	2020	2019

GAAP OPERATING PROFIT	$19,089	$22,127	$22,719
Depreciation of fixed assets	56,131	55,175	48,355
Stock based compensation	3,460	3,795	3,775
Amortization of acquired intangible assets	490	493	492

EBITDA	$79,170	$81,590	$75,341

	N i n e m o n t h s e n d e d
	September 30,	September 30,
	2020	2019

GAAP OPERATING PROFIT	$57,654	$67,818
Depreciation of fixed assets	162,790	142,362
Stock based compensation	11,798	11,482
Amortization of acquired intangible assets	1,293	2,627

EBITDA	$233,535	$224,289

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2020	2020	2019

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$258,793	$251,348	$405,158

Net cash provided by operating activities	68,612	66,603	72,735
Investments in property and equipment, net	(66,862)	(62,537)	(43,017)
Exercise of options	272	1,127	43
Debt repaid, net	(26,355)	(5,000)	(5,606)
Effect of Japanese Yen exchange rate change over cash balance	2,227	682	(104)
Investments in short-term deposits, marketable securities and other assets, net	(28,983)	6,570	(11,573)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$207,704	$258,793	$417,636

	N i n e m o n t h s e n d e d
	September 30,
	2020	2019

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$355,561	$385,091

Net cash provided by operating activities	203,551	219,759
Investments in property and equipment, net	(192,306)	(128,462)
Exercise of options	1,486	440
Debt repaid, net	(55,552)	(16,155)
Effect of Japanese Yen exchange rate change over cash balance	2,733	2,361
Investments in short-term deposits, marketable securities and other assets, net	(107,769)	(45,398)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$207,704	$417,636

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	N i n e m o n t h s e n d e d		T h r e e m o n t h s e n d e d
	September 30,	September 30,	September 30,	June 30,	September 30,
	2020	2019	2020	2020	2019

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$53,231	$68,477	$15,726	$21,474	$22,354

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	177,576	158,070	60,277	60,268	53,203
Effect of exchange rate differences on debentures	(82)	9,300	828	3,159	3,095
Other expense (income), net	(332)	(711)	558	(876)	(266)
Changes in assets and liabilities:
Trade accounts receivable	10,260	30,775	11,556	(12,981)	(496)
Other assets	(2,508)	(7,733)	(7,630)	(1,998)	(1,978)
Inventories	(10,691)	(16,293)	6,689	(11,209)	(13,276)
Trade accounts payable	(23,249)	(3,094)	(10,299)	(6,751)	12,110
Deferred revenue and customers' advances	(3,094)	(9,471)	(596)	(1,927)	4,178
Other current liabilities	(103)	(8,340)	(10,832)	13,977	(6,494)
Long-term employee related liabilities	3,847	7	1,793	2,109	(32)
Deferred tax, net and other long-term liabilities	(1,304)	(1,228)	542	1,358	337
Net cash provided by operating activities	203,551	219,759	68,612	66,603	72,735

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(192,306)	(128,462)	(66,862)	(62,537)	(43,017)
Investments in deposits, marketable securities and other assets, net	(107,769)	(45,398)	(28,983)	6,570	(11,573)
Net cash used in investing activities	(300,075)	(173,860)	(95,845)	(55,967)	(54,590)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(55,552)	(16,155)	(26,355)	(5,000)	(5,606)
Exercise of options	1,486	440	272	1,127	43
Net cash used in financing activities	(54,066)	(15,715)	(26,083)	(3,873)	(5,563)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	2,733	2,361	2,227	682	(104)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(147,857)	32,545	(51,089)	7,445	12,478
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,561	385,091	258,793	251,348	405,158

CASH AND CASH EQUIVALENTS - END OF PERIOD	$207,704	$417,636	$207,704	$258,793	$417,636